UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Venator Materials PLC

(Name of Issuer)

Ordinary Shares, par value US$0.001

(Title of Class of Securities)

G9329Z100

(CUSIP Number)

J&T MS 1 SICAV a.s.

Sokolovská 700/113a, Prague 8

Czech Republic

+420 720 757 352

c/o Martin Seyček

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO.: G9329Z100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. J&T MS 1 SICAV a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,944,924
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,944,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,944,924
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO.: G9329Z100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. AMISTA investiční společnost, a.s
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,944,924
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,944,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,944,924
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Preamble

This Amendment No.1 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed on June 3, 2022 (the “Original Schedule”), by J&T MS 1 SICAV a.s.,a société d’investissement à capital variable (investment company with variable capital) established in the Czech Republic (“J&T MS 1”), and AMISTA investiční společnost, a.s., a joint stock company established in the Czech Republic (“AMISTA”). AMISTA is the sole director of J&T MS 1. J&T MS 1 SICAV and AMISTA are sometimes referred to herein collectively as the “Reporting Persons.” This Amendment is being filed because the ownership percentage reflected in the Original Schedule has recently increased to greater than ten percent (10%) as a result of open market purchases of the Ordinary Shares by J&T MS 1 SICAV.

Except as specifically amended by this Amendment, items in the Original Schedule are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Schedule.

Item 3. Source and Amount of Funds or Other Consideration. Item 3 of the Original Schedule is hereby amended and supplemented to include the following paragraphs to the end of the item:

The Ordinary Shares acquired by the Reporting Persons since the Original Schedule was filed were bought by J&T MS 1 SICAV using investment funds in open market purchases, and those purchases since the Original Schedule was filed are set forth in Appendix A.

The aggregate purchase price of the 10,944,924 Ordinary Shares owned directly by J&T MS 1 SICAV is approximately $1.95 including brokerage commissions.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Amendment is incorporated herein by reference. Item 4 of the Original Schedule is hereby amended and supplemented to include the following sentence to the end of the first paragraph of the item:

The Reporting Persons have engaged in preliminary discussions with the Issuer’s management since the filing of the Original Schedule and intend to hold further discussions in the near future.

Item 5. Interest in Securities of the Issuer.

The information set forth in the cover pages and Item 3 of this Amendment is incorporated herein by reference. Item 5 of the Original Schedule is deleted in its entirety and replaced with the following:

(a)	J&T MS 1 is the holder of 10,944,924 Ordinary Shares, or 10.14%, of the issued and outstanding Ordinary Shares.

Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares held by J&T MS 1. Each of the Reporting Persons disclaims beneficial ownership in all shares of Ordinary Shares reported herein, except to the extent of its respective pecuniary interest therein.

The ownership percentages reported in this Schedule 13D are based on 107,902,595 shares of Ordinary Shares outstanding of the Issuer, as of April 14, 2022, as set forth in the Issuer’s Notice of Annual General Meeting dated April 25, 2022.

(b)	See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares by the Reporting Persons.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons and, to the Reporting Persons’ knowledge, the Covered Persons have not effected any transactions in the Issuer’s Ordinary Shares during the past 60 days.

(d)	No persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: September 19, 2022

J&T MS 1 SICAV A.S.

	By:	/s/ Michal Kusák
	Name:	Michal Kusák
	Title:	Director

AMISTA INVESTIČNÍ SPOLEČNOST, A.S.

	By:	/s/ Ondřej Horák
	Name:	Ondřej Horák
	Title:	Chairman of the Board of Directors

Appendix A

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON SINCE THE LAST SECTION 13D FILING

The following table sets forth all transactions with respect to the Ordinary Shares effected since the Original Schedule was filed by any of the Reporting Persons. All such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Reporting Person	Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
J&T MS 1	August 11, 2022	17,228	$1.88
J&T MS 1	August 12, 2022	27,880	$1.87
J&T MS 1	August 15, 2022	31,329	$1.87
J&T MS 1	August 16, 2022	49,715	$1.92
J&T MS 1	August 17, 2022	25,748	$1.91
J&T MS 1	August 18, 2022	23,683	$1.92
J&T MS 1	August 19, 2022	33,566	$1.88
J&T MS 1	August 22, 2022	20,014	$1.79
J&T MS 1	August 23, 2022	16,775	$1.82
J&T MS 1	August 24, 2022	11,202	$1.81
J&T MS 1	August 25, 2022	18,819	$1.84
J&T MS 1	August 29, 2022	36,400	$1.80
J&T MS 1	August 30, 2022	30,954	$1.79
J&T MS 1	August 31, 2022	32,589	$1.79
J&T MS 1	September 1, 2022	45,397	$1.72
J&T MS 1	September 2, 2022	51,857	$1.69
J&T MS 1	September 6, 2022	61,490	$1.67
J&T MS 1	September 7, 2022	51,169	$1.64
J&T MS 1	September 8, 2022	41,390	$1.64
J&T MS 1	September 9, 2022	55,063	$1.64
J&T MS 1	September 12, 2022	34,454	$1.66
J&T MS 1	September 13, 2022	64,196	$1.61

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